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[LOGO APPEARS HERE]

                                                     1875 K Street, NW
                                                     Washington, DC 20006-1238
                                                     Tel: 202 303 1000
                                                     Fax: 202 303 2000

VIA EDGAR
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January 29, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

   Re: iShares Trust
   (Securities Act File No. 333-92935;
   Investment Company Act File No. 811-09729)
   Post-Effective Amendment No. 373
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Ladies and Gentlemen:

On behalf of the iShares Trust (the "Trust"), we hereby transmit for filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940, Post-Effective Amendment No. 373 (the "Amendment") to the Trust's Registration Statement on Form N-1A (the "Registration Statement"). The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act and for the sole purpose of adding a new fund to the Trust: iShares MSCI Brazil Small Cap Index Fund (the "Fund"). The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the "Staff") in its review of the Registration Statement.

(1) Investment Objectives and Policies
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The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Brazil Small Cap Index (the "Underlying Index"). The Underlying Index is a free-float adjusted market capitalization weighted index designed to measure the performance of equity securities in the bottom 14% by market capitalization of equity securities listed on stock exchanges in Brazil. As of October 30, 2009, the Underlying Index had 91 constituents and its three largest industries by component weighting were consumer discretionary, industrials and financials.

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(2) Other Changes from Recent Filings
    ---------------------------------

The Fund's description of its investment strategy (i.e., the Fund tracks a specific benchmark) and risk factors are specific to this Fund. The portfolio managers are specific to this Fund. Disclosure related to portfolio manager compensation in the Statement of Additional Information has also been updated.

The Amendment follows the general format used by previous Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 322 filed pursuant to Rule 485(a)(2) on November 5, 2009, relating to the iShares MSCI Emerging Markets Financial Sector Index. The disclosure related to potential conflicts of interest and anti-money laundering requirements follows the general format found in the iShares 2017 S&P AMT-Free Municipal Series, as filed pursuant to Rule 485(b) on December 4, 2009 (as discussed with Mary Cole of the SEC Staff). The description of the redemption fee that is applicable on certain days is similar to the description found in the iShares S&P India Nifty 50 Index Fund, as filed pursuant to Rule 485(a) on August 21, 2009 ("Nifty 50"). The description of the creation and redemption of creation units is similar to the description in Nifty 50, adjusted to reflect the cash creation and redemption characteristics of the iShares MSCI Brazil Index Fund of iShares Inc., filed pursuant to Rule 485(a) on October 30, 2009.

(3) Prior Filings with Similar Disclosure
    -------------------------------------

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 322, filed pursuant to Rule 485(a) on November 5, 2009, relating to the iShares MSCI Emerging Markets Financial Sector Index.

The disclosures applicable to the Fund and the Trust included in the Amendment that are substantially similar to those in the referenced prior filing relate to descriptions of shares, the investment manager and other attributes under the headings "Introduction," "Portfolio Holdings Information," "Management--Investment Adviser," "Management--Administrator, Custodian and Transfer Agent," "Shareholder Information--Buying and Selling Shares," "Shareholder Information--Book Entry," "Shareholder Information--Share Prices," "Shareholder Information--Dividends and Distributions," "Shareholder Information--Taxes," "Shareholder Information--Taxes on Distribution," "Shareholder Information--Taxes When Shares Are Sold," "Shareholder Information--Householding," and "Distribution," included in the Prospectus, and under the headings "Proxy Voting," "Portfolio Holdings Information,"
"Continuous Offering," "Investment Advisory, Administrative and Distribution Services--Investment Adviser," "Investment Advisory, Administrative and Distribution Services--Codes of Ethics," "Investment Advisory, Administrative and Distribution Services--Administrator, Custodian and Transfer Agent," "Investment Advisory, Administrative and Distribution Services--Distributor" "Brokerage Transactions," "Additional Information Concerning the Trust--Termination of the Trust or the Fund," "Additional Information
Concerning the Trust--DTC as Securities Depository for Shares of the Fund," and "Miscellaneous Information" included in the Statement of Additional Information.

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The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff./1/

Should members of the Staff have any questions or comments concerning the Registration Statement, please do not hesitate to contact me at (202) 303-1273.

Sincerely,

/s/ Ryan P. Brizek
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Ryan P. Brizek

cc: Robert E. Zivnuska, Esq.
    Benjamin J. Haskin

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/1/See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).

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